07022573

RECEIVED

2007 APR 12 A 10: 22

OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

March 2, 2007

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Advanced Info Service Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Advanced Info Service Public Company Limited (the "Company") (**File No. 82-3236**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, AIS-CP 020/2007**

  Subject: Report on the results of the exercise of warrants (ESOP Grant I, II, III and IV) in February 2007.
  Date: March 2, 2007

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Ms. Saowanee Tenvongvatana.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5561 or by emailing saowanee.t@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

PROCESSED

APR 17 2007

THOMSON FINANCIAL

Mr. Anan Chatngoenngam
Compliance Manager
Shin Corporation Plc.

Enclosure

dw 4/12

Summary Translation Letter
To the Stock Exchange of Thailand
March 2, 2007

RECEIVED
2007 APR 12 A 10: 22
OFFICE OF INTERNATIONAL CORPORATE FINANCE

AIS-CP 020/2007

March 2, 2007

Subject: Report on the results of the exercise of warrants (ESOP Grant I, II, III, IV) in February 2007.

To: The President
The Stock Exchange of Thailand

Advanced Info Service Public Company Limited ("the Company") issued and offered the warrants to purchase the Company's ordinary shares to directors and employees of the Company (ESOP). The details of Warrants are as follows:

Details of ESOP	Grant I	Grant II	Grant III	Grant IV
The number of warrants (units)	14,000,000	8,467,200	8,999,500	9,686,700*
Issuing Date	March 27, 2002	May 30, 2003	May 31, 2004	May 31, 2005
Exercise Price (Baht/Share)	44.620	40.349	86.453	101.737
Exercise Ratio (warrant : common share)	1 : 1.07512		1 : 1.06173	1:1.04841
Maturity of Warrants	5 years from the issuing date			

*Total number of ESOP warrants Grant 4 to be issued and offered is 9,794,800 units, however they are allotted 9,686,700 units to directors and employees.

The Company would like to report the results of the exercise of warrants (ESOP Grant I, II, III, IV) in February 2007 as follows:

Outstanding of ESOP	Grant I	Grant II	Grant III	Grant IV
No. of exercised warrants in this month (units)	128,600	164,300	-	-
No. of remaining unexercised warrants (units)	23,800	1,738,700	8,147,000	9,686,700
No. of shares derived from this exercise (shares)	138,260	176,641	-	-
No. of remaining shares reserved for warrants (shares)	21,511	1,831,448	8,520,790	10,116,900

RECEIVED

2007 APR 12 A 10: 23

OFFICE OF INTERNATIONAL CORPORATE FINANCE

March 26, 2007

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Advanced Info Service Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Advanced Info Service Public Company Limited (the "Company") (**File No. 82-3236**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, AIS-CP 027/2007**

  Subject: Notification of the Book Closing for Amortizing and Interest Payment of Debentures of the Company (AIS07OA)

  Date: March 26, 2007

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Ms. Saowanee Tenvongvatana.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5561 or by emailing saowanee.t@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

Mr. Anan Chatngoenngam
Compliance Manager
Shin Corporation Plc.

Enclosure

Summary Translation Letter

To the Stock Exchange of Thailand

March 26, 2007

AIS-CP 027/2007

March 26, 2007

Re: Notification of the Book Closing for Amortizing and Interest Payment of Debentures of the Company (AIS07OA)

To: The President
The Stock Exchange of Thailand

Refer to:The Letter No. MKOT.65 – 500509 of Siam Commercial on March 26, 2007

Advanced Info Service Public Company Limited ("the Company") would like to inform you that the Company will close the registered book for amortizing and interest payment of debentures of the Company (AIS07OA), the details are shown in the referenced letter.

Reference Letter

MKOT.65 - 500509 March 26, 2007

Notification of Book Closed Date for Amortizing and Interest Payment

The Stock Exchange of Thailand

With reference to Debentures issued by Advanced Info Service Public Company Limited named The Amortizing Debentures of Advanced Info Service Public Company Limited No.4/2002 Due 2007 (AIS07OA) with face value of Baht 1,000 and offering amount at 5,000,000 units "the Debentures" , the Company will pay amortizing and interest on semi annual basis. Interest shall be payable on 21 April and 21 October of each year throughout the term of the Debentures.

The Bank as a capacity of Registrar of the Debentures would like to inform that the fourth amortizing and the ninth coupon payment is due on April 23, 2007. Amortizing 200 Baht per unit. Coupon rate is 3.65% per annum. Calculation period is 182 days starting from October 21, 2006 to April 20, 2007. The book closed date of the Debentures is on April 9, 2007 at noon.

RECEIVED

2007 APR 12 A 10: 23

OFFICE OF INTERNATIONAL CORPORATE FINANCE

March 30, 2007

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Advanced Info Service Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Advanced Info Service Public Company Limited (the "Company") (**File No. 82-3236**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, AIS-CP 029/2007**

  Subject: Notification of the adjustment to exercise price and exercise ratio of ESOP Warrants Grant II, III, IV, and V

  .Date: March 30, 2007

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Ms. Saowanee Tenvongvatana.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5561 or by emailing saowanee.t@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

Mr. Anan Chatngoenngam
Compliance Manager
Shin Corporation Plc.

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
March 30, 2007

AIS-CP 029/2007

March 30, 2007

Subject: Notification of the adjustment to exercise price and exercise ratio of ESOP Warrants Grant II, III, IV, and V

To: The President
The Stock Exchange of Thailand

According to Board of Directors' Meeting of Advanced Info Service Public Company Limited (the "Company") No. 2/2007 held on February 23, 2007 passed a resolution to approve the dividend payment for the second half of 2006 to shareholders at the rate of 3.30 Baht per share, approximately totaling 9,750 million Baht to the shareholder of the company.

Upon the resolution, the Company has announced to distribute the dividends in excess of 50% of the net profit after income tax. This has affected on the adjustment to exercise price and exercise ratio of warrants to purchase the Company's ordinary shares, which were offered to directors and employees of the Company (ESOP) Grant II, III, IV, and V as stated in Clause 2.6 (v) of the Prospectus offering the ESOP Program of the Company. The ESOP warrant holders shall not be decreased their rights. The adjustment to exercise price and exercise ratio of ESOP Warrants were shown as follow;

ESOP Grant II	**Before adjustment**	**After adjustment**
Exercise price (Baht per share)	40.349	39.131
Exercise ratio (warrant : common shares)	1 : 1.07512	1 : 1.10857
Number of shares to be allotted (shares)	1,831,448	1,927,470*
ESOP Grant III	**Before adjustment**	**After adjustment**
Exercise price (Baht per share)	86.453	83.844
Exercise ratio (warrant : common shares)	1 : 1.06173	1 : 1.09477
Number of shares to be allotted (shares)	8,520,790	8,919,091*
ESOP Grant IV	**Before adjustment**	**After adjustment**
Exercise price (Baht per share)	101.737	98.667
Exercise ratio (warrant : common shares)	1 : 1.04841	1 : 1.08103
Number of shares to be allotted (shares)	10,116,900	10,471,613*
ESOP Grant V	**Before adjustment**	**After adjustment**
Exercise price (Baht per share)	90.045	87.328
Exercise ratio (warrant : common shares)	1 : 1.01577	1 : 1.04738
Number of shares to be allotted (shares)	10,138,500	10,618,862*
Number of additional shares to be allotted after adjustment of exercise price and exercise ratio of ESOP (shares)	**Total 1,329,398**	

* Calculated from the outstanding of unexercised warrants

The new exercise price and new exercise ratio shall be effective immediately on March 30, 2007 or the first day of XD sign posting onwards. As a result, provided that, the Company currently has sufficiently reserved shares for the exercise of ESOP warrants. The Company, therefore, will allot the additional shares to reserve for the new exercise ratio of ESOP Grant II, III, IV, and V in the 2007 Annual General Meeting of Shareholders.

RECEIVED

2007 APR 12 A 10: 23

OFFICE OF INTERNATIONAL CORPORATE FINANCE

April 3, 2007

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Advanced Info Service Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Advanced Info Service Public Company Limited (the "Company") (**File No. 82-3236**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, AIS-CP 030/2007 and AIS-CP 034/2007**

Subject: 1. Dissemination the Notice of the 2007 Annual General Meeting of Shareholders and the attachments on websites.

2. Report on the results of the exercise of warrants (ESOP Grant I, II, III, IV) in March 2007.

Date: April 3, 2007

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Ms. Saowanee Tenvongvatana.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5561 or by emailing saowanee.t@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

Mr. Anan Chatngoenngam
Compliance Manager
Shin Corporation Plc.

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
April 3, 2007

AIS-CP 030/ 2007

April 3, 2007

Subject: Dissemination the Notice of the 2007 Annual General Meeting of Shareholders and the attachments on websites.

To: The President
The Stock Exchange of Thailand

With reference to the 2007 Annual General Meeting of Shareholders of Advanced Info Service Public Company Limited ("the Company") will be held on April 25, 2007 at 10.00 a.m. at the Auditorium room, 9th floor, Shinawatra Tower 3, Viphavadi Rangsit Road, Chatuchak, Bangkok, in previous notification.

To disclose the information to shareholders, the Company has made the text of the letter of invitation to the Shareholders' Meeting together with all attachments in identical form that sent to shareholders on its website www.investorrelations.ais.co.th or www.shincorp.com click "Investor Relations" since April 3, 2007.

Furthermore, Custodian who is authorized by foreign shareholder can download Proxy Form C. on such websites for your convenience.

Summary Translation Letter
To the Stock Exchange of Thailand
April 3, 2007

AIS-CP 034/2007

April 3, 2007

Subject: Report on the results of the exercise of warrants (ESOP Grant I, II, III, IV) in March 2007.

To: The President
The Stock Exchange of Thailand

Advanced Info Service Public Company Limited ("the Company") issued and offered the warrants to purchase the Company's ordinary shares to directors and employees of the Company (ESOP). The details of Warrants are as follows:

Details of ESOP	Grant I	Grant II	Grant III	Grant IV
The number of warrants (units)	14,000,000	8,467,200	8,999,500	9,686,700*
Issuing Date	March 27, 2002	May 30, 2003	May 31, 2004	May 31, 2005
Exercise Price (Baht/Share)	44.620	39.131	83.844	98.667
Exercise Ratio (warrant : common share)	1 : 1.07512	1 : 1.10857	1 : 1.09477	1:1.08103
Maturity of Warrants	5 years from the issuing date			

** Total number of ESOP warrants Grant 4 to be issued and offered is 9,794,800 units; however they are allotted 9,686,700 units to directors and employees.*

The Company would like to report the results of the exercise of warrants (ESOP Grant I, II, III, IV) in March 2007 as follows:

Outstanding of ESOP	Grant I	Grant II	Grant III	Grant IV
No. of exercised warrants in this month (units)	23,800	769,300	-	-
No. of remaining unexercised warrants (units)	-	975,400	8,147,000	9,686,700
No. of shares derived from this exercise (shares)	25,587	846,169	-	-
No. of remaining shares reserved for warrants (shares)	-	981,203**	8,520,790	10,116,900

*** The 2004 Annual General Meeting of Shareholders has approved the additional allotments of common shares reserved for ESOP warrants of Grant 1 and 2 amounting to 125,591 shares, so this amounts is reserved for ESOP Grant 1 amounting to 4,076 shares.*

END